SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1
CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Phone #: (21) 2514-5641 Excerpt of the minutes of RCA 839, from July 25, 2019 to July 26, 2019.

 CERTIFICATE

EXCERPT OF THE MINUTES OF THE EIGHT HUNDRED AND FIFTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

It is hereby certified for all due intents and purposes, that the 855th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”) was held on the that, on the tenth day of May of the year two thousand and eighteen, the Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras has been summoned in an extraordinary manner by electronic means. They expressed their views and cast their votes: President JOSÉ GUIMARÃES MONFORTE and Board Members WILSON FERREIRA JR, VICENTE FALCONI CAMPOS, EDVALDO LUÍS RISSO, ARIOSTO ANTUNES CULAU, JOSÉ PAIS RANGEL, CARLOS EDUARDO RODRIGUES PEREIRA, ELVIRA BARACUHY CAVALCANTI PRESTA and MAURO GENTILE RODRIGUES DA CUNHA. There was no record of absences. Deliberation: DEL-100/2018. Installation of Statutory Audit and Risk Committee, approval of Internal Regulations, election of its members and other provisions. The the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”), exercising their powers, in the following supporting material and documents, RESOLVED: ➢        Minutes of the 14th Meeting of the Management, People and Eligibility Committee, of 17.05.2018;  PREC Technical Note no. 002, of 10.05.2018; Report of the Proposal of Resolution of 10.05.2018; 1. To approve the installation of the Statutory Audit and Risk Committee, to operate from May 18, 2018, in compliance with articles 9, III c / c art. 24 c / c 91 of Law no. 13,303, of June 30, 2016 and articles 15, III c / c 38 c / c art. 64 of Decree no. 8,945, of December 27, 2016; 2. approve the Internal Regulations of the Statutory Audit and Risk Committee - CAE, pursuant to the attached draft; 3. To approve the election of the Members MAURO GENTILE RODRIGUES DA CUNHA, ELVIRA BARACUHY CAVALCANTI PRESTA and JOSÉ PAIS RANGEL as members of the Statutory Audit and Risk Committee, as they fulfill the special investiture requirements, beginning immediately after signature of the members respective terms of ownership; 4. approve the appointment of Director MAURO RODRIGUES DA CUNHA as Coordinator of the Statutory Audit and Risk Committee; 5. determine that the Statutory Audit and Risk Committee prepare its work plan proposal and submit it for approval by the Eletrobras Board of Directors by the June 2018 ordinary meeting; 5. To extinguish the Audit and Risk Committee - COAUD, created by DEL-148/2017 and modified by DEL-020/2018, which will be replaced by the Statutory Audit and Risk Committee - CAE; 6. To determine that the General Secretary - PRGS, the Governance Secretary of the Board of Directors - CAAS, the Investor Relations Superintendence - DFR and the Strategy, Business Management and Sustainability Superintendence - PRE, each within its scope, adopt the necessary measures to comply with this Resolution. The subject referred was approved unanimously, except for item 3 dealing with the nominations to compose the Statutory Audit and Risk Committee - CAE, which was approved by majority, with only the abstentions of the members MAURO GENTILE RODRIGUES DA CUNHA, ELVIRA BARACUHY CAVALCANTI PRESTA and JOSÉ PAIS RANGEL in relation to their respective nominations. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, alternate Governance Secretary of the Board of Directors of Eletrobras.

Rio de Janeiro, August 28, 2019.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.